TRANSOCEAN LTD.
TURMSTRASSE 30, CH-6300
ZUG, SWITZERLAND

October 3, 2016

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:      Transocean Ltd.

Registration Statement on Form S-4

Filed August 15, 2016

File No. 333-213146

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Transocean Ltd. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of its Registration Statement on Form S-4 (File No. 333-213146), as amended by Pre-Effective Amendment No. 1 filed with the Commission on September 14, 2016, by Pre-Effective Amendment No. 2 filed with the Commission on September 22, 2016 and by Pre-Effective Amendment No. 3 filed with the Commission on September 30, 2016, so that such registration statement will become effective on Tuesday, October 4, 2016, at 5:00 p.m., New York time, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Very truly yours,

TRANSocean Ltd.

	By:	/s/ Mark L. Mey
Mark L. Mey
Executive Vice President and Chief Financial Officer

cc:	Gene J. Oshman, Baker Botts L.L.P.
James Mayor, Baker Botts L.L.P.
Brady K. Long, Senior Vice President and General Counsel of Transocean Ltd.
Raoul Dias, Senior Counsel and Corporate Secretary, Transocean Partners LLC